LIANBIO

103 Carnegie Center Drive, Suite 215

Princeton, NJ 08540

October 25, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lauren Hamill / Celeste Murphy – Legal
Christine Wong / Mary Mast – Accounting

Re:	LianBio
Registration Statement on Form S-1 (File No. 333-259978)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LianBio, an exempted company organized under the Laws of the Cayman Islands (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on October 27, 2021, or as soon as possible thereafter. The Company hereby authorizes Thomas Danielski of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

Please call Thomas Danielski of Ropes & Gray LLP, counsel to the Company, at (617) 235-4961 as soon as the registration statement has been declared effective.

[Signature page follows]

Very truly yours,

LIANBIO

By:	/s/ Yizhe Wang
Name:	Yizhe Wang, Ph.D.
Title:	Chief Executive Officer

Signature Page to Acceleration Request